SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.1)

Marimba, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56781Q

(CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

(Continued on following pages)

1	NAME OF REPORTING PERSON PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sami Shaio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,309,200
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,309,200
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,309,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%
12	TYPE OF REPORTING PERSON IN

ITEM 1.

    NAME OF ISSUER:

    Marimba, Inc. (the "Company")

    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
    440 Clyde Avenue, Mountain View, CA 94043

ITEM 2.

Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

    Sami Shaio
    440 Clyde Avenue, Mountain View, CA 94043
    Citizen of Columbia
    Common Stock
    56781Q

ITEM 3.

Not Applicable

ITEM 4.

(a), (b) and (c): This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

Filing Person	Common Stock Beneficially Owned	% of Class (1)	Voting Power	Dispositive Power
Sami Shaio	2,309,200	9.8	2,309,200	2,309,200

(1) Based on 23,584,485 outstanding shares as of December 31, 2000.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2001

SAMI SHAIO By: /s/ Sami Shaio